DAVID OFF HUTCHER & CITRON

605 Third Avenue, 34th Floor

New York, New York 10158

May 11, 2015

Division of Corporate Finance

Securities and Exchange Commission

100 f Street, N.E.

Washington, D.C. 20549

Attention:  Mara L. Robinson

    Assistant Director

    Re:

Blue Earth, Inc.

Registration Statement on Form S-3

Filed March 25, 2015

File No. 333-202973

Dear Ms. Ransom:

The Company has filed Amendment No. 3 to its Registration Statement on this date to include information about an additional selling stockholder and to otherwise update the prospectus.  No changes were made to the aggregate number of shares from the previously filed amendments to the Company’s Registration Statement on Form S-3 (File No. 333-202973).

If you have any comments or questions regarding the foregoing, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By:  /s/ Elliot H. Lutzker

            Elliot H. Lutzker, Partner

cc:

Johnny R. Thomas